UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PIMCO Municipal Income Fund

3.	Securities and Exchange Commission File No.: 811-10377

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application   [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1633 Broadway

New York, New York 10019

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Ryan A. Murphy

Ropes & Gray LLP

3 Embarcadero Ctr,

San Francisco, CA 94111

(415) 315-1285

Ryan.Murphy@ropesgray.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR

270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

The account books and other documents required to be maintained by the Fund pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, (212) 235-0453; the Fund’s custodian, State Street Bank and Trust Company, 2323 Grand Blvd, 5th Floor, Kansas City, Missouri 64108, (617) 786-3000; or the Fund’s transfer agent, registrar and dividend disbursement agent and shareholder servicing agent Equiniti Trust Company, LLC, 28 Liberty Street, 53rd Floor, New York, New York 10005, (718) 921-8157.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end    [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and addressees):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes   [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes   [ ] No

If Yes, state the date on which the board vote took place: March 26, 2025

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes   [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Merger of the Fund into PIMCO Municipal Income Fund II (the “Acquiring Fund”) was not required to be approved by shareholders pursuant to Rule 17a-8 of the Investment Company Act of 1940, as amended, the applicable laws of The Commonwealth of Massachusetts, and the Fund’s governing documents.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes   [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

The distributions were made as of August 1, 2025.

(b) Were the distributions made on the basis of net assets?

[X] Yes   [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes   [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was 1.072540 and was calculated based on the net asset value per common share of each of Acquiring Fund and the Fund as of August 1, 2025.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes   [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[X] Yes   [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Prior to the Merger, the Fund had series of Remarketable Variable Rate MuniFund Term Preferred Shares (“RVMTP Shares”) outstanding. As of the close of business on August 1, 2025, the outstanding RVMTP Shares of the Fund were exchanged for new RVMTP Shares of the Acquiring Fund with an aggregate liquidation preference equal to, and other terms that are substantially identical to, the corresponding series of RVMTP Shares of the Fund.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes   [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes   [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes   [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes    [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes   [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)  Legal expenses: $155,556

(ii)  Accounting expenses: $50,131

(iii)  Other expenses (list and identify separately):

  Transfer Agent Fees   $12,500

  Proxy Mailing Fees    $32,182

(iv)  Total expenses (sum of lines (i)-(iii) above): $250,369

(b)

How were those expenses allocated? The Fund’s investment adviser, Pacific Investment Management Company LLC (“PIMCO”), bore all direct costs and expenses incurred in connection with the Merger. The Fund and its shareholders, however, bore any brokerage commissions or other portfolio transaction costs, including those associated with transferring certain assets to the Acquiring Fund, except for costs borne by PIMCO as part of the unified management fee under the applicable investment management agreement.

(c) Who paid those expenses? See response to Item 22(b).

(d) How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes   [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[X] Yes   [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

As of August 1, 2025, to its knowledge, the Fund was not a defendant in any litigation or proceeding. The Fund may be a named plaintiff or complainant in certain litigations/proceedings relating to investments held by the Fund prior to the reorganization of the Fund with and into the Acquiring Fund. The Fund’s economic interests in any right to recovery were transferred to the Acquiring Fund as part of the reorganization of the Fund with and into the Acquiring Fund. These transfers have been, or are in the process of being, recorded with the relevant court and/or other relevant legal systems.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes   [X] No

If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.	(a) State the name of the fund surviving the Merger:

PIMCO Municipal Income Fund II (NYSE: PML)

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-21076

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A form of the Agreement and Plan of Reorganization was included in the Form N-14 8C/A filed by PIMCO Municipal Income Fund II on May 12, 2025 (333- 286391).

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

A copy of the final Agreement and Plan of Reorganization is included as an exhibit to this form.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of the Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PIMCO Municipal Income Fund, (ii) he is the President of PIMCO Municipal Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Joshua D. Ratner

Joshua D. Ratner

President